Filed pursuant to Rule 253(g)(2)

File No. 024-12380

SUPPLEMENT NO 2. DATED MAY 1, 2024 TO

OFFERING CIRCULAR DATED FEBRUARY 21, 2024

Miso Robotics, Inc.

680 East Colorado Blvd, Suite 330

Pasadena, CA 91101

EXPLANATORY NOTE

This Supplement No. 2 to the Offering Circular should be read in conjunction with the Offering Circular dated March 27, 2024, and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular.

The Offering Circular can be found HERE.

Miso Robotics, Inc. (the “company”) has recently filed its annual report on Form 1-K, which contains more recent information on the company, including audited financial statements for the fiscal year ending on December 31, 2023. The Form 1-K can be found HERE.